

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 31, 2009

Hong Q. Hou, Ph.D.
Chief Executive Officer
EMCORE Corporation
10420 Research Road SE
Albuquerque, New Mexico

> **Re:** **EMCORE Corporation**
> **Form 10-K for the fiscal year ended September 30, 2008**
> **File No. 000-22175**

Dear Dr. Hou:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief